Exhibit (a)(3)
May 14, 2010
     Dear Fellow Stockholder:
     The CPEX 2010 Annual Meeting of Stockholders is on May 26, 2010. Your vote is important and our records show that you have not yet voted. We have nominated Robert Forrester for election to the Board of Directors at the meeting. We encourage all stockholders to vote your shares for Mr. Forrester’s election. His expertise and experience are valuable to CPEX. We are confident he will be a strong, independent contributor to the Board.
VOTE TODAY TO ELECT ROBERT FORRESTER TO THE CPEX BOARD OF DIRECTORS
     In light of the unsolicited tender offer announced by Richard Rofé on April 23, 2010 to acquire all of the outstanding shares of CPEX for $16.00 per share, the Board added Mr. Forrester to the Board ahead of the annual meeting so we could benefit from his expertise as we reviewed the offer. He continues to be a valuable contributor to our decision-making process, including the May 6th rejection of the offer and commencement of the exploration of strategic alternatives. In order to continue to benefit from Mr. Forrester’s contributions, stockholders need to vote their shares at the meeting to elect him to his first full term as a director.
     Robert Forrester, age 46, has served as a senior executive and director at significant public and private companies inside and outside the biotechnology sector. He is currently Chief Operating Officer of Forma Therapeutics and is a director on the Board of Myriad Pharmaceuticals (NASDAQ: MYRX). Previously, he served for six years in a variety of roles at CombinatoRx, including as CFO and interim CEO. He helped guide the Company through a significant cost restructuring and exploration of strategic alternatives, resulting in its successful merger with Neuromed in December 2009. He was also Senior Vice President, Finance and Corporate Development at Coley Pharmaceutical, which was subsequently acquired by Pfizer in 2008. Prior to entering the life sciences industry, he served in a variety of senior finance positions, including as an investment banker at UBS, BZW, ABN Amro and Fortis advising multi-national companies on corporate finance and M&A transactions.
     Your vote is extremely important, no matter how many shares you own. Please vote by telephone or internet today! You may also sign, date and mail your WHITE proxy card in the envelope provided. If you have any questions, please contact CPEX’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885, collect at (212) 929-5500, or by e-mail at cpex@mackenziepartners.com.

Thank you for your continued support and interest in CPEX Pharmaceuticals.

Sincerely,

John A. Sedor	Miguel Fernandez
Director, President and Chief Executive Officer	Director

Robert Forrester	James R. Murphy
Director	Director and non-executive Chairman of the Board

Michael McGovern	John W. Spiegel
Director	Director

Important Information
     CPEX and its directors as well as CPEX’s officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of CPEX in connection with CPEX’s 2010 Annual Meeting of Stockholders. Information concerning the interests of participants in the solicitation of proxies are included in CPEX’s definitive proxy statement, filed by CPEX with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2010, in connection with CPEX’s 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”).
     In addition, CPEX files annual, quarterly and current reports with the SEC. Proxy statements, including the 2010 Proxy Statement, and these other reports, when available, can be obtained free of charge at the SEC’s website at www.sec.gov or from CPEX at www.cpexpharm.com/investor.htm. Stockholders of CPEX are advised to read carefully the 2010 Proxy Statement and any other proxy materials CPEX files in connection with the 2010 Annual Meeting of Stockholders before making any voting or investment decision because these documents contain important information. CPEX’s 2010 Proxy Statement is available for free by writing to CPEX Pharmaceuticals, Inc., 2 Holland Way, Exeter, NH 03833, Attention: Corporate Secretary. In addition, copies of the 2010 Proxy Statement and any other proxy materials may be requested from our proxy solicitor, MacKenzie Partners, Inc., by toll-free telephone at 800-322-2885 or by e-mail at cpex@mackenziepartners.com.
Note to Security Holders
     Investors are urged to read CPEX’s Solicitation/Recommendation Statement on Schedule 14D-9 as it contains important information, including important information about the tender offer and the Board’s response. Security holders may obtain a free copy of the Solicitation/Recommendation Statement as well as any other public filings made from time to time by the Company with the SEC in connection with the tender offer at the SEC’s website at www.sec.gov or from the Company at www.cpexpharm.com/investor.htm.
Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
     This letter contains forward-looking statements, including, without limitation, statements regarding CPEX’s 2010 Annual Meeting of Stockholders, Mr. Forrester’s contributions to the Board, the Board and the prospects of an unsolicited tender offer announced by Mr. Rofé. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such statements. Factors that may cause such differences include, but are not limited to, risks associated with the following: the potential impact of the unsolicited tender offer; CPEX’s and the Board’s responses to the tender offer and to other actions taken by Arcadia Capital Advisors and Mr. Rofé, as well as the potential impacts of the Board’s exploring strategic alternatives; clinical trials may not demonstrate the efficacy and safety of CPEX products or products of its licensees; regulatory approvals may be delayed or not obtained; CPEX’s dependence on obtaining agreements with other parties to conduct clinical trials and commercialize its product candidates that use its drug delivery technology; competition from other manufacturers of proprietary pharmaceuticals; CPEX’s products may not achieve market acceptance or favorable reimbursement rates from health insurers; intellectual property and other litigation; and other uncertainties detailed under “Risk Factors” in CPEX’s filings with the SEC, including its Annual Report on Form 10-K filed on March 29, 2010. Copies of CPEX’s filings with the SEC may be obtained at the “Investors” section of CPEX’s website at http://www.cpexpharm.com/investor.htm. CPEX cautions investors not to place undue reliance on the forward-looking statements contained in this letter. These statements speak only as of the date of this document, and CPEX undertakes no obligation to update or revise the statements, except as may be required by law.

If you have any questions, require assistance with voting your
WHITE proxy card, or need additional copies of the
CPEX Pharmaceuticals’proxy materials^ please contact:
105 Madison Avenue
New York, NY 10016
CPEX@mackenziepartners.com
(212) 929-5500 (Call Collect)
Or
TOLL-FREE (800) 322-2885
Your Vote is important, no matter how many or how few shares you own!